Exhibit 99.1

 CONTROLLING INFLAMMATION  JP Morgan Corporate Presentation January 2020

                                     IMPORTANT NOTICE AND DISCLAIMERThis presentation has been prepared by InflaRx N.V. (“InflaRx”), a US-Nasdaq publicly listed Dutch company having its principle place of business in Germany. This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither the delivery of this presentation at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the caption “Risk Factors” in InflaRx's Registration Statement on Form F-1 and the accompanying prospectus filed with the Securities and Exchange Commission in connection with the company's initial public offering and other filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.  INFLARX N.V. | Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

Investment Highlights



LEADING PROPRIETARY ANTI-C5A TECHNOLOGY

- Complete and selective blockade of the biological activity of C5a in vitro and in vivo
- Strong patent coverage on anti-C5a technology until end of 2030 / 2035 with extension

ESTABLISHED CLINICAL EFFICACY FOR LEAD DRUG IFX-1

- Proven anti-inflammatory effect in multiple Phase II studies
- Statistically significant reduction of inflammatory lesions in Phase IIb Hidradenitis Suppurativa study and impressive long-term efficacy
- Full data set analysis warrants continued development towards Phase III despite missing the primary endpoint (HiSCR) in Phase IIb study
- Favorable safety profile and excellent tolerability (n > 300 patients)

MULTIPLE ONGOING STUDIES AND INDICATION + PIPELINE EXTENSION

- Ongoing Phase IIb studies in ANCA-associated vasculitis in the US and EU
- Ongoing Phase IIa open label study in Pyoderma Gangraenosum in US and Canada
- Follow-on anti-C5a mAb IFX-2 in pipeline (pre-clinical stage)
- Pipeline extension of IFX-1 in other inflammatory diseases & oncology

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inflaRx

 Pipeline with Multiple Opportunities  We have multiple ongoing Phase II studies with potential to expand into further indications  These compounds and/or uses of approved products are investigational and have not been approved by the FDA or any other regulatory agency for the uses under investigation. The safety and efficacy of these agents have not been established.      PROPOSED INDICATIONS  PREVALENCE  PRE-CLINICAL  PHASE I  PHASE II  PHASE III  UPDATE  IFX-1C5a Inhibitor  HidradenitisSuppurativa (HS)  Up to 200,000patients in the USOver 200,000 patients in Europe        Phase IIb completedPlanning for next steps      ANCA-AssociatedVasculitis  ~40,000 patients inthe US~75,000 patients in Europe        Phase IIb enrollment ongoing inboth Europe and US      PyodermaGangraenosum  ~50,000 patients in the US and Europe are affected        Phase IIa open label enrollmentongoing in US and Canada      Oncology  Undisclosed Indication        Development of TPP ongoing    IFX-2C5a Inhibitor  Undisclosed Chronic Inflammatory and Autoimmune Diseases  Not applicable        Developing as injectable with optimized use for other chronic inflammatory indications              Page 3

The Terminal Complement Pathway


C5
C5 concentration in blood:
~75 µg/ml (~400 nM)
C5a concentration in blood:
10 ~ 30 ng/ml (~1-2.5 nM)
C5a
other ligands:
C3a, ASP, C4a etc
C5b
Membrane Attack Complex (MAC)
triggers lysis of pathogens
strong amplifier
of inflammation
C5b-9 = MAC
C5aR
C5L2
upregulated in
many tissues
during
inflammation
C5L2 has a different binding pocket for C5a compared to other ligands like C3a, ASP, etc. and this causes different cell signaling.*
The C5a signaling has been shown to be pro-inflammatory.**
other signalling involved e.g.
in triglyceride synthesis, etc.
❖ cell activation
❖ cytokine generation
❖ PKC-signaling
❖ HMGB-1 induction* (Inflammasome)
Inflammation

* Kalant D. et. al. J. Biol. Chem. 2003, 278 (13) 11123–11129

**Rittirsch et al. Nat Med. 2008 May ; 14(5): 551;
Colley et al. *MABS*. 2018,10 (1), 104
Songlin et. al. J. Biol. Chem. 2019; 294(21) 8384–839

Page 5

IFX-1 is a First-in-Class Anti-C5a Monoclonal Antibody


C5
Cleavage of C5 through:
• Complement pathway activation or
• Directly through enzymes via "extrinsic" pathway
C5a
conformational change
new epitope
IFX-1
C5b
MAC lysis of invading microorganisms
C5b-9 = MAC

KEY FEATURES

- Blocks C5a biological effects up to 100% in human blood
- Leaves MAC formation intact
- Binds with high affinity to the discovered epitope

Page 6

   The C5a Blocking Potential of IFX-1 in Plasma of Patients Suffering from Hidradenitis Suppurativa  Data source: InflaRx GmbH in-house data            Control heparin plasma HS patient heparin plasma5 nM IFX-1 highly effectively blocks HS-plasma / C5a-induced neutrophil activation in human blood              CD11b FITC [MFI]      100%      100%    5000      1500010000    0  Page 3

                                                                                                                   0  10  20  30  40  50  60  70  0h  24h 72h  8d  concentration [U/ml]  5dTime               placebolow dose          medium dose high dose13d 28d                      0  0.1  0.2  0.3  0.4  0.5  0.6  0.7               heat-inact. Plasma 0 µg/ml IFX-1              10 µg/ml IFX-120 µg/ml IFX-150 µg/ml IFX-1    0 30 40 50 60 70 80 90 100 110Plasma (1:10 dilution) [µl]  OD (542 nm)                                                                                                                      IFX-1 Specificity In Vitro and In Vivo  IFX-1 impact on hemolytic activity (CH50)*  IFX-1 impact on CH50 analysis in patients**      IFX-1 does not influence the hemolytic activity and leaves C5 cleavage and formation of C5b-9 (MAC) intact.* Riedemann NC et. Al., Clin. Immunol. 2017 Mar 30;180:25-32 ** Data: InflaRx in house – Sepsis Clinical Trial Phase IIa  Page 3   50% Iysis

Hidradenitis Suppurativa

A chronic severely debilitating C5a-driven inflammatory skin condition with high unmet need

HURLEY STAGING FOR HS



Stage I

Single / multiple abscesses but no sinus tracts or scarring



Stage II

Single or multiple separated, recurrent abscesses with tract formation and scarring



Stage III

Multiple interconnected tracts and abscesses involving an entire anatomic region

CLINICAL FEATURES

- Chronic, inflammatory, recurrent, debilitating skin disease of the hair follicles
- Most commonly in the armpit, groin and genital regions
- Extremely painful inflammatory nodules, boils or abscesses
- Draining fistulas leading to considerable scarring and functional disability
- Hurley staging system used to classify progression / chronicity (Stage I – III)

PREVALENCE

- Up to 200,000 moderate to severe (Hurley II+III) HS patients in US
- Higher prevalence in Europe with reports > 1% total HS prevalence

CURRENT TREATMENT – MEDICAL NEED

- Adalimumab (TNF-alpha inhibitor) from AbbVie is the only approved biological in US and Europe
- Accepted (but not approved) SOC includes topical, oral or i.v. antibiotics
- In some instances, surgery is required
- **Approximately 50% of patients with moderate to severe HS do not respond and about 50% of responder patients lose response to Humira***

* Combined Phase III trial data for Humira: response measured by HiSCR 50 and KOL quotes in LifeSci Capital initiation report 12/2018

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inflaRx

 IFX-1 in Hidradenitis Suppurativa  RATIONALE FOR TARGETING C5A        InflaRx established that HS patients have significant complement activation with elevated C5a levelsC5a is involved in several key pathophysiological mechanisms in HSNeutrophil activation is driven by C5aVarious C5a dependent players potentially involved (TNFa, IL-17, etc.)C5a is key neutrophil activator in HS patient plasmaHS patient plasma strongly provoked neutrophil activation in healthy donor blood; this effect could be completely blocked by the addition of IFX-1      11

   IFX-1 in Hidradenitis Suppurativa  Humira was approved based on HiSCR response – providing a potential pathway to approval  HiSCR defines3 types of lesions:  HiSCR response defined as:At least 50% reduction in total AN countNo increase in the number of abscesses from baselineNo increase in the number of draining fistulas from baseline  HISCR – A VALIDATED ENDPOINT    AN count      AbscessesInflammatory nodules  Draining fistulas          12

 IFX-1 Phase IIa Promising Results in HS Clinical efficacy                          0%  13  0%  50%  42%  67%  75%  83%  0%  40%20%  60%  80%  HISCR response rate in HS patients100%  Baseline  Day 22  Day 50  Day 134  Day 29 Day 36 Day 43HiSCR response in HS patients  DESIGN  EFFICACY OUTCOME  SAFETY / TOLERABILITY RESULTS  Open label / single center / 12 patients / 1 dose group with weekly i.v. 800 mg until week 8 (plus one additional loading dose on day 4)  75% of patients HISCR responders at week 8 and 83% at end of trial (late-stage patients who previously failed to respond to SOC incl. TNF- alpha blockade)  Repeated high dose i.v. administration of IFX-1 observed to be well tolerated with no detected safety issues

IFX-1 in HS:
SHINE Study Details

Main Period – n = 177 treated

Arm	Dose
Placebo	
IFX-1 minimal dose	(400 mg q4w)
IFX-1 low dose	(800 mg q4w)
IFX-1 medium dose	(800 mg q2w)
IFX-1 high dose	(1200 mg q2w)

Open Label Extension Period (OLE) – n = 156

Week 16 HiSCR Responders:
IFX-1 low dose (800 mg q4w)

Week 16 HiSCR Non-Responders:
IFX-1 medium dose (800 mg q2w)

Screening | **16 weeks (double blind)** | **28 weeks (24 weeks treatment + 4 weeks observation)**

TOTAL TREATMENT TIME: 9 months (week 40) + 1 month observation (week 44)

MAIN GOALS

- Test a dose-dependent effect of IFX-1 on HiSCR response at week 16 (primary endpoint)
- Assess long-term safety of IFX-1
- Test durability of response with lower maintenance therapy in open label extension period

Important Note: Patients entering the OLE were not unblinded to their initial therapy

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inflaRx

 SHINE Study:Primary Outcome HiSCR at Week 16 versus AN Count Reduction  * Full analysis set              HiSCR response rate (%) week 16* AN count score change (mean %) week 16*n = approx. 35/ group            100                      0                      90                      -10                      80                      -20                      70                      -30    -26.5                  605040    47.1    40.0    51.5    38.7    45.5  -40-50-60        -32.7    -54.6    -44.9    -47.7  30                      -70                      20                      -80                      10                      -90                      0                      -100                        placebo      minimum      low      medium      high  Treatment groups:    Primary endpoint: HiSCR dose response signal not met but signal towards improved AN count    16

               -19.8  -24.6  -41.1  -38.4  -51.5  -80  -70  -60  -50  -40  -30  -20  -10  0                -18  -14.5  -15  -28  -63.2  -80  -70  -60  -50  -40  -30  -20  -10  0  SHINE Study:Outcome on Draining Fistula and IHS-4 Score Reduction – Week 16  Draining fistula change (mean %)*  IHS-4 score change (mean %)**    placebo      minimum      low      medium      high  Treatment groups:      Statistically significant change in DF and in IHS-4 scores detected* Full analysis set for patients with at least 1 DF at baseline, baseline adjusted ** Full analysis set – baseline adjusted        p= 0.0202    p= 0.0359  17

IHS-4 Score: Includes and Weights All Inflammatory Lesions

IHS-4 POINTS = SUM OF

number of inflammatory nodules	X 1
number of abscesses	X 2
number of draining fistulas	X 4

HS STAGE

Mild:	≤ 3 points
Moderate:	4-10 points
Severe:	≥ 11 points

Developed by KOLs / physicians to establish a new severity scoring system, suitable for tracking treatment response

Captures reduction of draining fistulas (unlike HiSCR)

Weighs the most fluctuating lesions (infl. nodules) less than abscesses or fistula – lower variability

Internal validation work shows correlation with DLQI, Pain Scores, Drainage etc. in SHINE data set

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inflaRx

 Comparison of HiSCR for Week 16 Responder versus Non-responder Groups (OLE) Over Time  HiSCR response rate (%) per visit* (OLE) – with 95% CI All OLE patients      Responders: 71% maintain HiSCR response with low dose IFX-1Non-responders: 42% become HiSCR responders with medium dose IFX-1    * Full analysis set                                                                                                                                    1009080706050403020100  week 16  week 20  week 36  week 40    week 24800 mg IFX-1 q4w    week 28 week 32 800 mg IFX-1 q2w  Responders(n = 72)  Non-responders(n = 84)              56.3  19  HiSCR responders9 months

 Inflammatory Lesion Reductions in All OLE Patients at End of Treatment(Week 40) Compared to Placebo Group Performance in Main Period (Week 16)    Marked improvement of all inflammatory lesions over time – not explainable by placebo effect    * Full analysis set (unadjusted)  Relative reduction (% mean) of counts / scores compared to respective baseline (Day 1)*of all OLE patients at week 40 (n=116) of placebo patients at week 16              -66.9  -46.0  -54.5  -60.9  0-10-20-30-40-50-60-70-80-90-100  placebo group week 16  OLE patients week 40              -26.5  -17.7  -21.4  -26.3  0-10-20-30-40-50-60-70-80-90-100  AN count DF count IHS-4 score ANF count AN count DF count IHS-4 score ANF count    20

 IHS-4 Scores Over Time in OLE: Non-responders versus Responders    Non-responders improve under medium dose IFX-1 treatment during OLEResponders are relatively “stable” with their IHS-4 scores on low dose IFX-1    * Full analysis set                        0  5  10  15  20  Change in IHS-4 scores between week 16 and week 40 in week 16 HiSCRresponders versus non-responders*3025  week 16  week 20  week 38  week 40    week 24 week 28 800 mg IFX-1 q4w    week 32 800 mg IFX-1 q2w  Responders(n = 72)    Non-responders (n = 84)  21  IHS4 score

IHS-4 Scores in OLE Patients: Relative Change from Baseline (Day 1) HiSCR Non-responder Group (Week 16)

IHS-4 scores: Relative change from baseline (mean) in OLE patients week 16 + week 40 in **HiSCR non-responder patients** (week 16) – displayed per main period treatment group*



30
20
10
0
-10
-20
-30
-40
IHS4 score
IFX-1 800 mg q2w
week 16
week 40
Treatment group in main period:
placebo
minimum
low
medium
high

Main period placebo and minimal dose patients show strongest improvement in IHS-4 scores when being treated with medium IFX-1 dose (for week 16 HiSCR non-responders)

* Last observation carried forward analysis set

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inflaRx

 SHINE Study – Our Conclusions  OUR CONCLUSIONS    HiSCR is burdened by high variability (driven by AN count variability) and by a lack of capturing reduction of draining fistulaEvidence for a high C5a turnover rate in HS, leading to increased dose requirements of IFX-1IFX-1 leads to a marked reduction of all inflammatory lesions in HS with a durable long-term effectdetected even at non-optimal dosesIFX-1 long-term treatment was well tolerated, no drug related SAEs* in the open label extension phase            * Serious adverse events  23

 HS – Next Steps  NEXT STEPS    Request End-of-Phase II FDA Meeting in Q1 2020Discuss with FDA the path forward for regulatory approval towards a Phase III pivotal programDepending on meeting timing and feedback: define path forward by 2H 2020                  24

ANCA-Associated Vasculitis (AAV)

A life-threatening autoimmune condition


Bb
C3d
C5b-9
a
b
c
AAV
d
e
f
Normal
g
h
i
AAV
j
k
l
Normal

Source: Chen, Jayne and Zhao. Complement in ANCA-associated vasculitis: mechanism and implication for management

CLINICAL FEATURES

- Rare, life-threatening autoimmune disease, characterized by necrotizing vasculitis
- Life-threatening flare phases affect organs, leading to potentially fatal organ dysfunction and failure
- Predominantly affecting small vessels associated with anti-neutrophil cytoplasmic antibodies, or ANCA
- Disease activity is assessed using Birmingham Vasculitis Activity Score v3 (BVAS)

PREVALENCE

- Approx. 40,000 AAV patients in the US
- Approx. 75,000 AAV patients in Europe
- Orphan drug market

CURRENT TREATMENT – MEDICAL NEED

- Induction of remission critical during flare phases – induction treatment differs from maintenance therapy and consists of high dose corticosteroids plus either cyclophosphamide or rituximab
- Induction of remission therapy has significant side effects

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IFX-1 in AAV
Clinical PoC established for Role of C5a / C5aR Pathway in AAV

RATIONALE

- C5a is essential for development of MPA-ANCA crescentic glomerulonephritis in a mouse model
- Complement activation in active AAV patients is significant
- Evidence for role of C5a / C5aR pathway through recent Phase III success of an oral C5aR inhibitor*

POTENTIAL ADVANTAGES OF IFX-1 FOR AAV

- **Rapid onset of action:** intravenous administration with fast onset of action, inhibiting C5a signaling completely protecting from C5a induced priming and activation of neutrophils → potentially quicker induction of remission compared to the SOC
- **Potential potency difference:** by blocking upstream ligand C5a, which inhibits signaling through both receptors, C5aR and C5L2; C5a pro-inflammatory MoA through both C5aR and C5L2 has been shown to be important for ANCA-primed and C5a-induced neutrophil degranulation as key disease-driving mechanism in AAV.**

* Chemocentryx. (25 November 2019). ChemoCentryx and VFMCRP Announce Positive Topline Data from Pivotal Phase III ADVOCATE Trial Demonstrating Avacopan's Superiority Over Standard of Care in ANCA-Associated Vasculitis

** Hao & Wang et al 2013, PLoS ONE, 8(6)

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inflaRx

IFX-1 – P2.6 Phase II study in AAV in the US (IXPLORE)
Study Design

GROUPS:	TREATMENT: 16 WEEKS	FOLLOW UP: 8 WEEKS
A IFX-1 low dose + SOC (n=12) B IFX-1 high dose + SOC (n=12) C Placebo + SOC (n=12)	Remission Induction Phase Day 1 … Week 16	Maintenance Phase Week 24
Randomization 1:1:1	SOC = Rituximab or Cyclophosphamide + glucocorticoids	**Maintenance Therapy:** remain on SOC or transition to guideline maintenance therapy*

Study objective (target: n=36)

- Assessing safety and efficacy of IFX-1 in AAV – **First Patient Dosed in October 2018**
- **Primary endpoint**: Safety
- **Secondary endpoint**: Response rate based on the Birmingham Vasculitis Score (BVAS), various other secondary endpoints

* Guideline maintenance allows for: azathioprin / methotrexate / mycophenolate mofetil / low dose corticosteroids

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inflaRx

 IFX-1 – P2.5 Phase II study in AAV in Europe (IXCHANGE) Study Design    Study objective (target: n=81)  May 2019  First patient dosed:Primary objective:Secondary objectives:  Efficacy of IFX-1 treatment as replacement for glucocorticoid (GC) therapy in GPA and MPA To assess safety and tolerability of IFX-1 & compare toxicity of standard-dose GC with IFX-1  * Guideline maintenance allows for: azathioprin / methotrexate / mycophenolate mofetil / low dose corticosteroids            FOLLOW UP: 8 WEEKSMaintenance Phase  IFX-1 + SOC with reduced GC (n=15)placebo + SOC incl. GC (n=15)  A B                        Week:  Part1          TREATMENT: 16 WEEKSRemission Induction Phase    FOLLOW UP: 8 WEEKSMaintenance Phase  placebo + SOC incl. GC (n=18)IFX-1 + SOC w/o GC(n=33)  B C                        TREATMENT: 16 WEEKSRemission Induction PhaseDosing scheme:  Dosing scheme:  12  14  16  2 4 6 8 10SOC = rituximab or cyclophosphamideGC = glucocorticoids    20 Week 24Maintenance Therapy:remain on SOC or transition toguideline maintenance therapy*      Safetyanalysis  Part 2    29

Pyoderma Gangraenosum (PG)

An autoimmune condition with high unmet need


http://dermis.net

Source: Demis.net

CLINICAL FEATURES

- PG is a rare ulcerative skin disorder that can lead to chronic painful and difficult-to-treat wounds / ulcers occurring predominantly in people in their 40s and 50s
- Many PG patients also suffer from other autoimmune disorders, including inflammatory bowel diseases like ulcerative colitis, rheumatoid arthritis, and hematological diseases
- Patients suffer from severe pain, long healing times, and frequent relapses
- Diagnosis is based on the exclusion of other conditions and typical ulcers

INCIDENCE

- Rare - Estimated that up to 50,000 patients in the US and Europe are affected
- Orphan drug market

CURRENT TREATMENT – MEDICAL NEED

- No drugs currently approved
- Current treatment options include the use of systemic immunosuppression in rapidly progressing cases or, for less severe cases, topical or intralesional treatments can be used, including topical steroids

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inflaRx

Overview of IFX-1 Phase IIa Study in PG
Study Design

STUDY OBJECTIVE

- Assessing safety and efficacy of IFX-1 in PG
- **Rationale:**
  PG is associated with a neutrophilic leukocytosis, which is likely to be triggered by C5a. Pyoderma Gangraenosum lesions have pronounced neutrophilic infiltration and the expression of interleukin (IL)-1β, IL-17, tumor necrosis factor (TNF)-alpha, and their receptors are significantly elevated, indicating auto-inflammatory conditions.
- **Primary endpoint:**
  Safety
- **Key secondary endpoints:**
  Responder rate defined as Physicians Global Assessment ≤3 of target ulcer at visits V4, V6, V10, and V16 (end of treatment); Time to complete closure of Pyoderma Gangraenosum target ulcer (investigator assessment)

STUDY DESIGN

- Open label
- Multi-center in US and Canada
- Target enrollment – **18 patients**
- First patient dosed – June 2019

TREATMENTS

- Trial started with 1 dose group: amendment submitted to introduce a dose escalation to test 3 dose groups
- Subjects will receive IFX-1 dosing every other week

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inflaRx

Our Strategy



GOALS AND STRATEGY

- **Advance** our lead program **IFX-1 for HS towards Phase III / approval based on regulatory guidance**
- Explore application of IFX-1 for **AAV, PG and within the oncology field in Phase II clinical development**
- Extend pipeline with initiation of **clinical development of IFX-1** in other complement-mediated autoimmune / inflammatory diseases
- Pursue the **development of IFX-2** and continue to expand the breadth of our anti-C5a technology
- **Broaden R&D pipeline beyond** anti-C5a technology as part of diversification strategy

As of Q3 2019, we have a strong cash balance of ~US$151 million to pursue these activities

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inflaRx

CONTROLLING
INFLAMMATION
inflaRx

INFLARX N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: info@inflarx.com

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.com

INVESTOR RELATIONS INFLARX N.V.

Jordan Zwick
Global Head of Business Development & Corporate Strategy

Email: jordan.zwick@inflarx.de